EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/17/06	6/11/05
Earnings:

Income before income taxes	$3,320	$2,972

Unconsolidated affiliates interests, net	(153)	(117)

Amortization of capitalized interest	1	4

Interest expense	121	103

Interest portion of rent expense (a)	37	40

Earnings available for fixed charges	$3,326	$3,002

Fixed Charges:

Interest expense	$121	$103

Capitalized interest	6	3

Interest portion of rent expense (a)	37	40

Total fixed charges	$164	$146

Ratio of Earnings to Fixed Charges (b)	20.28	20.58

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

(b)	Based on unrounded amounts.